

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Laura Shawver
Chief Executive Officer
Silverback Therapeutics, Inc.
500 Fairview Ave N, Suite 600
Seattle, WA 98109

      **Re:**     **Silverback Therapeutics, Inc.**
           **Registration Statement on Form S-1**
           **Exhibit Nos. 10.10, 10.11, 10.12**
           **Filed November 10, 2020**
           **File No. 333-250009**

Dear Dr. Shawver:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                Sincerely,

                                Division of Corporation Finance